EXHIBIT 99.2

Algonquin Power & Utilities Corp. Announces Agreement to Acquire Granite State Electric Company and EnergyNorth Natural Gas Inc.

Acquisition Continues Building Liberty Energy’s Regulated Utility Footprint

OAKVILLE, ON, Dec. 9 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Liberty Energy Utilities Co. (“Liberty Energy”), APUC’s regulated utility subsidiary, has entered into agreements to acquire all issued and outstanding shares of Granite State Electric Company (“Granite State”), a regulated electric utility, and EnergyNorth Natural Gas Inc. (“EnergyNorth”), a regulated natural gas utility from National Grid USA (“National Grid”) for total consideration of US$285.0 million.

Granite State is a regulated electric distribution company providing electric service to over 43,000 customers in 21 communities in New Hampshire. Granite State’s load and customer count have shown a consistent 1.6% compounded annual growth over the past 10 years. EnergyNorth is a regulated natural gas distribution utility providing natural gas services to over 83,000 customers in five counties and 30 communities in New Hampshire. EnergyNorth has a well diversified customer base with no individual customer accounting for more than 3% of gas volumes delivered. Granite State and EnergyNorth are anticipated to have regulatory assets at closing of approximately US$72.0 million and US$178.8 million, respectively; the agreed upon purchase price represents a multiple of aggregate expected regulatory assets of 1.136x.

Both Granite State and EnergyNorth have capable and experienced work forces. Liberty Energy intends to make offers of continuing employment to all current Granite State and EnergyNorth employees.

Closings of the transactions are subject to certain conditions including state and federal regulatory approval, and are expected to occur in the fall of 2011. Financing of the acquisitions is expected to occur simultaneously with the closing of the transactions. Liberty Energy is targeting a capital structure of 52.5% debt to total capitalization consistent with investment grade regulated utilities.

In connection with these acquisitions, Emera Inc. (“Emera”) has agreed to a treasury subscription of subscription receipts convertible into 12.0 million APUC common shares upon closing of the transactions at a purchase price of $5.00 per share representing a premium to the closing price on December 8, 2010. The issuance of these subscription receipts is subject to regulatory approval, and is in addition to the previously announced subscription receipts issued pursuant to the strategic partnership under which Emera will be acquiring 8.5 million APUC common shares upon closing of the California Pacific Electric Company (“CalPeco”) utility acquisition.

“The acquisition of these attractive businesses represent the continuation of APUC’s regulated utility growth strategy, and will provide long-term, predictable and accretive earnings to APUC”, commented Chief Executive Officer Ian Robertson. “The expansion of our regulated utility footprint into the attractive New Hampshire regulatory environment and a geographic region where we already have a substantial presence through our renewable energy business is consistent with our plan to maximize synergies between our power and utilities businesses”.

Macquarie Capital Markets Canada Ltd. acted as exclusive financial advisor to APUC on the transaction.

A summary fact sheet on the Granite State and EnergyNorth businesses being acquired can be found on Algonquin Power & Utilities Corp.’s web site at www.algonquinpowerandutilities.com .

APUC will hold a conference call on this matter at 10:00 a.m. eastern time on Friday, December 10, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, December 10, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America 877-974-0446 or local 416-644-3415

Conference ID#: 4393210

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4393210# from December 10, 2010 until December 17, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to previously announced agreements, APUC, through its electric utility Liberty Energy, is committed to acquiring CalPeco, the California based regulated utility assets of NV Energy, Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which in total serve over 173,000 customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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  For further information:

   Kelly Castledine

  Algonquin Power

  905-465-4500

CO: Algonquin Power & Utilities Corp.

CNW 02:00e 09-DEC-10